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U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn:                                            Michael C. Foland, Attorney-Advisor

Kathleen Krebs, Special Counsel

Becky Chow, Staff Accountant

Melissa Walsh, Staff Accountant

Re:                 Vertex, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Confidentially Submitted June 18, 2020

File No. 377-03104

Ladies and Gentlemen:

On behalf of our client, Vertex, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated June 29, 2020, relating to the Company’s Amendment No. 2 to draft registration statement on Form S-1 submitted on June 18, 2020 (the “Registration Statement”).

The Company has filed today the Registration Statement, together with this letter, via EDGAR submission.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

Amendment No. 2 to Draft Registration Statement submitted on June 18, 2020

Use of Proceeds, page 40

1.              We note your response to prior comment 3. Since the company obtained the term loan to pay a dividend to shareholders, and the proceeds of the offering will be used to repay the term loan, please quantify the amount of the dividend paid to your officers, directors and affiliates. In addition, as you state on page 72, disclose that the term loan is required to be repaid upon consummation of the offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 41 of the Registration Statement to disclose the use of a portion of the term loan proceeds to fund a dividend payment to the Company’s stockholders, including certain of the Company’s directors and trusts held for their benefit. In addition, the Company has revised the disclosure on page 41 of the Registration Statement to disclose that that the term loan will be required to be repaid upon consummation of the offering.

Consolidated Balance Sheets, page F-3

2.                                      Please explain the classification of the funds held for stockholder distributions in noncurrent assets in the consolidated balance sheet. In this regard, you indicate on page F-10 that the funds are reserved for distribution to stockholders to be paid within 90 days of March 31, 2020, and if a distribution is not made within this time frame, such amount must be repaid to the bank.

Response: The Company acknowledges the Staff’s comment and advises the Staff that cash restricted for stockholder distributions of $110.0 million at March 31, 2020 is classified as a noncurrent asset on our consolidated balance sheet in alignment with the guidance in ASC 210-10-45-4a. This guidance requires cash to be excluded from current assets if restricted for use for other than current operations, unless it offsets a related current liability. As the stockholder distributions had not been declared as of March 31, 2020, there was no liability to offset the restricted cash against and therefore this amount was reflected as restricted cash in noncurrent assets at the balance sheet measurement date. The Board declared a distribution on May 28, 2020 of $123.0 million and paid this distribution with restricted cash on May 29, 2020 as reflected in the unaudited March 31, 2020 consolidated pro forma balance sheet and in the related disclosure on page F-23.

Notes to Consolidated Financial Statements

Note 1. Summary of significant accounting policies Segments, page F-9

3.                                      We note that 19% of your long-lived assets are now held outside of the U.S. Please revise to disclose the general nature of the risk associated with this concentration. In this regard, explain the nature and location of these assets and the purpose of the change in location. Refer to ASC 275-10-50-20.

Response: The Company acknowledges the Staff's comment and has revised the disclosure on page F-9 to provide additional information regarding the nature and location of these assets and to refer specifically to the information provided in Note 2 regarding the related risks associated with these assets. We respectfully advise the Staff that the percentage change resulted from the acquisition in Brazil during the first quarter of 2020 as described in Note 2.

*              *              *              *

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (202) 637-2165. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

Enclosures

cc:                                David DeStefano, Vertex, Inc.

Bryan T. R. Rowland, Vertex, Inc.

Marc D. Jaffe, Latham & Watkins LLP

William K. Hackett, Latham & Watkins LLP

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP